Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

March 8, 2013

VIA EDGAR & ELECTRONIC MAIL

Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc. ("ModusLink")
Preliminary Proxy Statement on Schedule 14A filed by Clinton Spotlight
Master Fund, L.P., Clinton Magnolia Master Fund, Ltd., Clinton Group,
Inc., George E. Hall, Gregory P. Taxin and Seth E. Gardner
Filed January 9, 2013
File No. 001-35319

Dear Mr. Duchovny:

I am writing on behalf of Clinton Spotlight Master Fund, L.P. and its affiliates ("Clinton") with respect to the Preliminary Proxy Statement on Schedule 14A filed by Clinton on January 9, 2013 (the "Proxy"). As a result of the February 11, 2013 agreement between ModusLink and Steel Partners Holdings L.P., an affiliate of Handy & Harman, Ltd., to settle the proxy contest pertaining to the election of directors to ModusLink's board of directors, as disclosed by ModusLink in its filing on Form 8-K dated February 13, 2013, Clinton has abandoned its notice of nomination of all of its director candidates to the ModusLink board of directors and is no longer pursuing a proxy solicitation pursuant to the Proxy. In the event that you have any further questions, please contact me at (212) 756-2208.

Very truly yours,

/s/ David Rosewater
David Rosewater